SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

         OR

         [ ] Transition Report Pursuant To Section 13 Or 15(d) Of The SecuritieS Exchange Act Of 1934
         For the transition period from                    to
                                        ---------------          ---------------


                         Commission File Number 1-13154


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            AMERICAN MEDICAL SECURITY
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      AMERICAN MEDICAL SECURITY GROUP, INC.
                               3100 AMS Boulevard
                               Green Bay, WI 54313

                American Medical Security Retirement Savings Plan

                              Annual Report on Form 11-K
                  For the Fiscal Year Ended December 31, 2001



                                   TABLE OF CONTENTS                        PAGE

Financial Statements and Supplemental Schedule
Years ended December 31, 2001 and 2000

        Report of Independent Auditors.........................................3

        Financial Statements

        Statements of Net Assets Available for Benefits........................4
        Statements of Changes in Net Assets Available for Benefits.............5
        Notes to Financial Statements..........................................6



        Supplemental Schedule

        Schedule H, Line 4i--Schedule of Assets (Held at End of Year).........10

Signatures....................................................................11

Exhibit 23 - Consent of Independent Auditors..................................12

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


                         Report of Independent Auditors



The Administrative Committee
American Medical Security
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of American Medical Security Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         /S/ ERNST & YOUNG LLP
March 15, 2002




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


                American Medical Security Retirement Savings Plan

                 Statements of Net Assets Available for Benefits




                                                       DECEMBER 31
                                                  2001              2000
                                           -------------------------------------
ASSETS
Investments, at fair value (NOTE 3):
   Mutual funds                               $43,573,330       $45,034,467
   Common stock of American Medical
       Security Group, Inc.                       571,113           254,806
   Participant loans receivable                 1,041,658           984,340
                                           -------------------------------------
Net assets available for benefits             $45,186,101       $46,273,613
                                           =====================================


SEE ACCOMPANYING NOTES.

                AMERICAN MEDICAL SECURITY RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits



                                                     YEAR ENDED DECEMBER 31
                                                    2001                2000
                                              ----------------------------------
Investment loss:
   Net realized and unrealized depreciation
     in fair value of investments (NOTE 3)      $ (3,996,410)      $ (2,471,486)
   Interest and dividends                            141,386             49,824
                                              ----------------------------------
                                                  (3,855,024)        (2,421,662)
   Less investment expense                           148,206            149,435
                                              ----------------------------------
                                                  (4,003,230)        (2,571,097)

Contributions:
   Employers'                                      1,906,549          1,934,006
   Employees'                                      5,045,519          5,028,871
                                              ----------------------------------
                                                   6,952,068          6,962,877
   Other                                               5,864              8,375
                                              ----------------------------------
Total additions                                    2,954,702          4,400,155


Benefits paid                                      4,042,214          4,413,111
                                              ----------------------------------
Net decrease                                      (1,087,512)           (12,956)

Net assets available for benefits at              46,273,613         46,286,569
  beginning of year                           ----------------------------------
Net assets available for benefits at            $ 45,186,101       $ 46,273,613
  end of year                                 ==================================


SEE ACCOMPANYING NOTES.

                American Medical Security Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001



1. DESCRIPTION OF THE PLAN

The following description of the American Medical Security Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all full-time and part-time employees of American Medical Security Group, Inc. (AMSG) and its subsidiaries, American Medical Security, Inc. and Nurse Healthline, Inc. (collectively the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION AND VESTING

In 2001, employees are eligible to become contributing participants in the Plan and receive matching contributions on the first of the following month after reaching the age of eighteen and after 30 days of eligible service. Employees with 30 days of service that are employed on the last day of the Plan year are entitled to receive profit-sharing contributions for the Plan year. In 2000, participants were eligible for Company profit-sharing contributions after six months of service, and must have worked 1,000 hours in a Plan year to receive a profit-sharing contribution.

Participants are immediately vested in their contributions plus actual earnings thereon. New participants do not vest in Company contributions until three years of service, at which time they become fully vested. Participants in the Plan prior to January 1, 2000, vest in Company contributions according to the following schedule (1,000 hours of service are required to constitute a year of vesting service):

          Years of Vesting Service                 Vesting Percentage
     ----------------------------------        -------------------------
                     1                                        0%
                     2                                       30
                     3                                      100

               American Medical Security Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The nonvested portion of the Company's profit sharing and matching contributions are forfeited when a participant terminates employment. Profit-sharing forfeitures are allocated to the remaining Plan participants, while matching contribution forfeitures are used to reduce future matching contributions. During 2001 and 2000, the Company utilized forfeited amounts of $133,000 and $75,000, respectively, to offset the required matching contribution.

CONTRIBUTIONS, WITHDRAWALS AND LOANS

Plan participants are permitted to make contributions on a before-tax basis each payroll period of 2% to 18% of base compensation, subject to the maximum amount allowed by the Internal Revenue Code (IRC). Participants can change their before-tax contribution percentage each quarter. Participants direct current contributions and accumulated contributions and earnings between funds offered through the Plan.

The Company contributes 60% of the first 6% of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company. Effective January 1, 2002, the Company has increased the matching contribution formula from 60% to 70% of the first 6% of participants elective deferrals.

The Company may make a yearly profit sharing contribution in an amount to be determined each year. During 2001 and 2000, the Company did not make profit sharing contributions to the plan.

Distributions due to retirement, death, permanent disability and termination of employment are provided for as defined within the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of one-half of their vested account balance or $50,000. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are repaid through payroll deductions.

               American Medical Security Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

TERMINATION OF THE PLAN

The Company has established the Plan with the intention and expectation that the Employer will be able to make contributions indefinitely, but the Employer neither is, nor shall, be under any obligation or liability whatsoever to maintain the Plan for any given length of time. The Company retains the right to modify or terminate the Plan at any time, but may not retroactively reduce the share of any participant or cause the Plan's assets to revert to the Company unless required by law. In the event of termination, the balance of each participant's account would become fully vested, and all assets would be distributed to the participants and beneficiaries.

EXPENSES

Administrative expenses of the Plan are paid from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND ACCOUNTING METHOD

The Plan's financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value. The fair value of mutual fund shares and AMSG common stock are based on the quoted market values on the last business day of the Plan year. The fair value of the participation units in the common trust fund is based on quoted redemption values. Participant loans are stated at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates that affect the amounts reported in the Plan's financial statements and accompanying notes. Actual results could differ from these estimates.

               American Medical Security Retirement Savings Plan

3. INVESTMENTS

The following individual investments represent more than 5% of the Plan's net assets available for benefits:

                                                          DECEMBER 31
                                                     2001              2000
                                                --------------------------------
Investments at fair value as determined by
   quoted market price or redemption value:
     MCM Stable Value Fund                      $  5,643,420       $  5,114,719
     Scudder Growth & Income Fund                  5,961,180          8,369,765
     Credit Suisse Emerging Growth Fund            5,047,100          6,807,042
     Alleghany Montag & Caldwell Growth Fund      10,916,792         11,144,704
     Mercury HW International Value                3,235,770          3,824,071
     Neuberger Berman Genesis Trust                4,104,739          3,735,904

The Plan's investments, including gains and losses on investments bought, sold and held during the year, appreciated (depreciated) in fair value as follows:

                                                     YEAR ENDED DECEMBER 31
                                                    2001               2000
                                               ---------------------------------

Mutual funds                                     $(4,296,267)       $(2,484,095)
Common stock of American Medical Security            299,857             12,609
    Group, Inc.                                ---------------------------------
                                                 $(3,996,410)       $(2,471,486)
                                               =================================

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 28, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES IN INTEREST

Investment fees incurred are paid by participants. In addition, certain services are provided by the Plan sponsor at no cost to the Plan.

                American Medical Security Retirement Savings Plan

                    Employer Identification Number 39-1431799
                                 Plan Number 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001




IDENTITY OF ISSUER, BORROWER/                   UNITS/               CURRENT
DESCRIPTION OF INVESTMENT                       SHARES                VALUE
--------------------------------------------------------------------------------

American Century - International Growth
   Investor                                     21,776            $     173,559
Dreyfus Appreciation                                82                    3,102
Dreyfus GNMA Fund                               65,295                  952,656
Dreyfus S&P 500                                 24,686                  824,990
Gabelli Equity Income                          144,846                2,081,430
Loomis Sayles Bond Fund Institutional               15                      155
Mercury HW International Value                 166,193                3,235,770
Alleghany Montag & Caldwell Growth Fund        452,603               10,916,792
Ing Emerging Countries Fund Class A                 15                      209
MCM Stable Value Advisory                      458,276                5,643,420
INVESCO Small Company Growth                    34,238                  415,651
Janus Twenty Fund                               13,952                  536,577
Neuberger Berman Genesis Trust                 141,008                4,104,739
Strong Corporate Bond                          111,260                1,168,235
Scudder Growth & Income Fund                   283,057                5,961,180
Credit Suisse Emerging Growth Fund             186,999                5,047,100
Credit Suisse Global Fixed Income              118,311                1,134,616
 SSGA Emerging Markets                         155,159                1,373,159
 American Medical Security Group, Inc.
    common stock*                               46,965                  571,113
Participant loans receivable (interest
 rates range from 9.25% to 9.75%)
                                                                      1,041,658
                                                                ----------------
                                                                  $  45,186,101
                                                                ================

*Represents a party in interest to the Plan.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the American Medical Security Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:             June 21, 2002


                                            AMERICAN MEDICAL SECURITY
                                            RETIREMENT SAVINGS PLAN

                                            /S/ GARY D. GUENGERICH
                                            Gary D. Guengerich
                                            American Medical Security Retirement
                                            Savings Plan Administrative
                                            Committee Member